Exhibit 99.1
Independent Auditor’s Report
To the Shareholders and the Board of Directors of Sun Life Financial Inc.

Opinion
We have audited the consolidated financial statements of Sun Life Financial Inc. (the “Company”), which comprise the consolidated statements of financial position as at December 31, 2025 and 2024, and the consolidated statements of operations, comprehensive income (loss), changes in equity and cash flows for the years then ended, and notes to the consolidated financial statements, including material accounting policy information (collectively referred to as the “financial statements”).

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2025 and 2024, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

Basis for Opinion
We conducted our audit in accordance with Canadian generally accepted auditing standards (“Canadian GAAS”). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters
Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements for the year ended December 31, 2025. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Insurance Contract Liabilities — Refer to Notes 1 and 10 to the Financial Statements
Key Audit Matter Description
The Company’s insurance contract liabilities represent a significant portion of its total liabilities. Insurance contract liabilities are determined in accordance with IFRS 17, Insurance Contracts (“IFRS 17”). This requires the use of complex valuation models and assumptions to measure groups of insurance contracts as the total of fulfillment cash flows, plus a risk adjustment for non-financial risk and a contractual service margin (“CSM”). The CSM component is only relevant for groups of insurance contracts measured using the general measurement approach and the variable fee approach.

While there is considerable judgment applied by management and inherent uncertainty in selecting assumptions, the assumptions with the greatest estimation uncertainty are those related to mortality, policyholder behaviour and discount rates. These assumptions required significant auditor attention in specific circumstances where (i) there is limited Company and industry experience data, (ii) the historical experience may not be a good indicator of the future, and (iii) the determination of discount rates requires complex calculation and measurement of unobservable market inputs. Auditing certain valuation models and significant assumptions (mortality, policyholder behaviour and discount rate) required a high degree of auditor judgment and an increased extent of audit effort, including the need to involve actuarial and fair value specialists.

How the Key Audit Matter Was Addressed in the Audit
Our audit procedures related to certain valuation models and significant assumptions included the following, among others:
•Evaluated the effectiveness of the internal controls over actuarial models and the determination of the mortality, policyholder behaviour and discount rate assumptions used in the calculation of insurance contract liabilities, as well as access and change management controls over those actuarial models.
•With the assistance of actuarial specialists, tested the appropriateness of certain valuation models used in the valuation process by:
•Calculating an independent estimate of the insurance contract liability for a sample of insurance policies and comparing the results to the Company’s estimate; and
•Testing the accuracy of certain valuation models for changes in key assumptions.
•With the assistance of actuarial specialists, tested the reasonableness of mortality and policyholder behaviour assumptions by:
•Evaluating whether management’s assumptions were determined in accordance with the requirements of IFRS 17;
•Testing experience studies and other inputs used in the determination of the assumptions; and
•Analyzing management’s interpretation and judgment with respect to its experience study results and emerging claims experience, evaluating new and revised key assumptions, assessing reasonable possible alternative assumptions, and considering industry and other external sources of benchmarking where applicable.
•With the assistance of actuarial and fair value specialists, evaluated the reasonableness of the discount rates used by:
•Evaluating whether management’s assumptions and methodologies were determined in accordance with the requirements of IFRS 17; and
•Testing the inputs and source information underlying the determination of the discount rates and for a sample of curves, calculated the discount rates and compared against discount rates derived by management.

Goodwill Impairment Testing – U.S. Dental Cash Generating Unit — Refer to Notes 1 and 9.A to the Financial Statements

Key Audit Matter Description
The Company’s evaluation of goodwill for impairment involves the comparison of the recoverable amount of the U.S. Dental cash generating unit (“identified CGU”) to its carrying value. The recoverable amount for the identified CGU is the greater of the fair value less costs of disposal and the value in use and it is estimated using a discounted cash flow approach. As the recoverable amount of the identified CGU exceeded its carrying value, no impairment was recognized.

While there are several estimates and assumptions that are required to determine the recoverable amount of the identified CGU, the estimates and assumptions with the highest degree of subjectivity are the forecasted cashflows, the timing and outcome of contract negotiations and repricing of Medicaid contracts, and the discount rate. Performing audit procedures around these estimates and assumptions required a high degree of judgment and an increased extent of audit effort, including the need to involve fair value and actuarial specialists.

How the Key Audit Matter Was Addressed in the Audit
Our audit procedures related to the forecasted cashflows, the timing and outcome of contract negotiations and repricing of Medicaid contracts, and the discount rate used to determine the recoverable amount of the identified CGU included the following, among others:
•Evaluated the effectiveness of the internal controls over the key assumptions used by management to determine the recoverable amount for the identified CGU.
•Evaluated the forecasted cashflows by:
•Assessing the underlying analyses detailing business strategies and growth plans considering the uncertainties associated with structural changes in the U.S. health care system; and
•Evaluating the expected claims frequency and cost with the assistance of actuarial specialists.
•Evaluated the timing and outcome of contract negotiations and repricing of Medicaid contracts assumption by considering historical outcomes in contract negotiations and status of contracts under negotiation.
•With the assistance of fair value specialists, evaluated the:
•Reasonableness of the discount rate by testing the source information underlying the determination of the discount rate, and developing a range of independent estimates and comparing those to the discount rate selected by management; and
•Information obtained through other audit procedures to consider whether it could be potentially contradictory to management’s assessment which included considering market multiples of public company peers.

Valuation of Investment Properties — Refer to Notes 1 and 5 to the Financial Statements
Key Audit Matter Description
Investment properties are accounted for at fair value. The fair values of investment properties are generally determined using property valuation models and are based on expected capitalization rates and models that discount expected future net cash flows at current market expected rates of return reflective of the characteristics, location, and market of each property. Expected future net cash flows include contractual and projected cash flows and forecasted operating expenses, and take into account discount, rental, and occupancy rates derived from market surveys. The estimates of future cash inflows in addition to expected rental income from current leases, include projected income from future leases based on significant assumptions that are consistent with current market conditions.

The assumptions with the greatest uncertainty are the discount rates, terminal capitalization rates, and future rental rates. Performing audit procedures to assess inputs required an elevated degree of auditor judgment and an increased extent of audit effort, including the need for the integral involvement of valuation specialists.

How the Key Audit Matter Was Addressed in the Audit
Our audit procedures related to valuation models and assumptions including discount rates, terminal capitalization rates, and future rental rates included the following, among others:
•Evaluated the effectiveness of the internal controls over the fair value process for investment properties. These controls include an assessment and approval by senior management of the discount rates, terminal capitalization rates, and future rental rates assumptions used in the determination of the valuation of investment properties and the valuation conclusions relative to comparable properties.
•With the assistance of valuation specialists, evaluated on a sample basis the reasonableness of management’s discount rates, terminal capitalization rates, and future rental rates assumptions and valuation conclusions by comparing them to the discount rates, terminal capitalization rates, and future rental rates of market surveys and transactions in comparable properties.

Other Information
Management is responsible for the other information. The other information comprises:
•Management’s Discussion and Analysis
•The information, other than the financial statements and our auditor’s report thereon, in the Annual Report.

Our opinion on the financial statements does not cover the other information and we do not and will not express any form of assurance conclusion thereon. In connection with our audit of the financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

We obtained Management’s Discussion and Analysis prior to the date of this auditor’s report. If, based on the work we have performed on this other information, we conclude that there is a material misstatement of this other information, we are required to report that fact in this auditor’s report. We have nothing to report in this regard.

The Annual Report is expected to be made available to us after the date of the auditor’s report. If, based on the work we will perform on this other information, we conclude that there is a material misstatement of this other information, we are required to report that fact to those charged with governance.

Responsibilities of Management and Those Charged with Governance for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Financial Statements
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian GAAS will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Canadian GAAS, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:
•Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
•Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.
•Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
•Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.
•Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.
•Plan and perform the group audit to obtain sufficient appropriate audit evidence regarding the financial information of the entities or business units within the Company as a basis for forming an opinion on the financial statements. We are responsible for the direction, supervision and review of the audit work performed for purposes of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditor’s report is Chantal Leclerc.

/s/ Deloitte LLP

Chartered Professional Accountants
Licensed Public Accountants
Toronto, Ontario, Canada
February 11, 2026